

January 12, 2022

Mark Godsy
Chief Executive Officer
Naqi Logix Inc.
1000-355 Burrard Street
Vancouver, BC 6C 2G8 Canada

      Re: Naqi Logix Inc.
          Draft Offering Statement on Form 1-A
          Submitted January 6, 2022
          CIK No. 367-00313

Dear Mr. Godsy:

      This is to advise you that we do not intend to review your offering statement.

      Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Olivia Bobes, Law Clerk, at (202) 551-7361 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Technology

cc: Daniel Nauth, Esq.